MORGAN STANLEY
                                              SPECTRUM SERIES




        May 2007
        Monthly Report




This Monthly Report supplements the Spectrum Funds' Prospectus dated April 2, 2007.





                                              Issued: June 29, 2007





[MORGAN STANLEY LOGO]

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 HISTORICAL FUND PERFORMANCE
--------------------------------------------------------------------------------
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                                                                                                                INCEPTION- COMPOUND
                                                                                                                 TO-DATE  ANNUALIZED
         1991  1992  1993  1994  1995  1996  1997  1998  1999   2000  2001   2002  2003  2004   2005  2006  2007  RETURN    RETURN
FUND       %     %     %     %     %     %     %     %     %      %     %      %     %     %      %     %     %      %        %
------------------------------------------------------------------------------------------------------------------------------------
Spectrum
Currency   --    --    --    --    --    --    --    --    --   11.7  11.1   12.2  12.4  (8.0) (18.3) (3.4) (2.5)    11.0     1.5
                                                              (6 mos.)                                     (5 mos.)
------------------------------------------------------------------------------------------------------------------------------------
Spectrum
Global
Balanced   --    --    --  (1.7) 22.8  (3.6) 18.2  16.4   0.8    0.9  (0.3) (10.1)  6.2  (5.6)   4.2   2.4   1.3     58.1     3.7
                          (2 mos.)                                                                         (5 mos.)
------------------------------------------------------------------------------------------------------------------------------------
Spectrum
Select   31.2 (14.4) 41.6  (5.1) 23.6   5.3   6.2  14.2  (7.6)   7.1   1.7   15.4   9.6  (4.7)  (5.0)  5.9   2.6    198.3     7.2
       (5 mos.)                                                                                            (5 mos.)
------------------------------------------------------------------------------------------------------------------------------------
Spectrum
Strategic  --    --    --   0.1  10.5  (3.5)  0.4   7.8  37.2  (33.1) (0.6)   9.4  24.0   1.7   (2.6) 20.9   3.5     77.5     4.7
                          (2 mos.)                                                                         (5 mos.)
------------------------------------------------------------------------------------------------------------------------------------
Spectrum
Technical  --    --    --  (2.2) 17.6  18.3   7.5  10.2  (7.5)   7.8  (7.2)  23.3  23.0   4.4   (5.4)  5.4   4.7    146.7     7.4
                          (2 mos.)                                                                         (5 mos.)
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 DEMETER MANAGEMENT CORPORATION
--------------------------------------------------------------------------------
 522 Fifth Avenue, 13th Floor
 New York, NY 10036
 Telephone (212) 296-1999

MORGAN STANLEY SPECTRUM SERIES
MONTHLY REPORT
MAY 2007

Dear Limited Partner:

   The Net Asset Value per Unit for each of the five Morgan Stanley Spectrum Funds as of May 31, 2007 was as follows:

--------------------------------------------------------------------------------
FUND                         N.A.V.         % CHANGE FOR MONTH
--------------------------------------------------------------------------------
Spectrum Currency           $11.10                -0.53%
--------------------------------------------------------------------------------
Spectrum Global Balanced    $15.81                 2.84%
--------------------------------------------------------------------------------
Spectrum Select             $29.83                 6.41%
--------------------------------------------------------------------------------
Spectrum Strategic          $17.75                 3.82%
--------------------------------------------------------------------------------
Spectrum Technical          $24.67                 7.49%
--------------------------------------------------------------------------------

   Detailed performance information for each Fund is located in the body of the financial report. (Note: all returns are net of all fees). We provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates. In the case of Spectrum Currency, we provide the trading gains and trading losses for the five major currencies in which the Fund participates, and composite information for all other "minor" currencies traded within the Fund.

   The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

   EFFECTIVE APRIL 1, 2007, MARK H. MITCHELL CEASED TO BE ASSOCIATED IN ANY CAPACITY WITH JOHN W. HENRY & COMPANY, INC. ("JWH"), TRADING ADVISOR TO SPECTRUM CURRENCY AND SPECTRUM TECHNICAL, UPON EXPIRATION OF HIS TEN YEAR EMPLOYMENT AGREEMENT WITH JWH ON MARCH 31, 2007. MR. MITCHELL HAD FORMERLY SERVED AS VICE CHAIRMAN OF JWH AND AS COUNSEL TO THE FIRM.

   EFFECTIVE APRIL 3, 2007, CAMPBELL & COMPANY ("CAMPBELL"), TRADING ADVISOR TO SPECTRUM TECHNICAL, ANNOUNCED THE APPOINTMENT OF MS. THERESA BECKS TO THE POSITION OF PRESIDENT & CHIEF EXECUTIVE OFFICER, SUCCEEDING MR. BRUCE CLELAND, WHO WILL BECOME VICE CHAIRMAN.

   THERESA BECKS HAS BEEN WITH CAMPBELL AS ITS CHIEF FINANCIAL OFFICER FOR 16 YEARS, AND A MEMBER OF CAMPBELL'S BOARD OF DIRECTORS FOR 13 YEARS. MS. BECKS IS ALSO A FORMER MEMBER OF THE BOARD OF DIRECTORS OF THE MANAGED FUNDS ASSOCIATION. PRIOR TO JOINING CAMPBELL, SHE WAS VICE PRESIDENT & CHIEF FINANCIAL OFFICER OF BANK MARYLAND CORP, A PUBLICLY HELD COMPANY. MS. BECKS STARTED HER PROFESSIONAL CAREER WITH ERNST & YOUNG AS A CERTIFIED PUBLIC ACCOUNTANT.

   BRUCE CLELAND, WHO HAS BEEN WITH CAMPBELL SINCE 1993, HAVING SERVED AS PRESIDENT SINCE 1994, AND CHIEF EXECUTIVE OFFICER SINCE 1997, WILL BECOME VICE CHAIRMAN OF THE FIRM AND ACT IN AN ADVISORY CAPACITY TO THE EXECUTIVE COMMITTEE.

   KEVIN M. HEERDT, DIRECTOR OF RESEARCH & CHIEF OPERATING OFFICER, WILL CONTINUE TO FOCUS HIS EFFORTS ON CAMPBELL'S RESEARCH AND TRADING ACTIVITIES. MR. HEERDT JOINED CAMPBELL IN 2003 AS CO-HEAD OF RESEARCH, AND WAS APPOINTED CHIEF OPERATING OFFICER IN 2005 AND HEAD OF RESEARCH IN JANUARY 2007. PRIOR TO JOINING CAMPBELL, MR. HEERDT SPENT 12 YEARS WITH MOORE CAPITAL WHERE HE ACTED IN SEVERAL CAPACITIES INCLUDING MANAGING DIRECTOR AND CHIEF INVESTMENTS OFFICER.

   EFFECTIVE JUNE 25, 2007, DEMETER MANAGEMENT CORPORATION AND THE FUNDS CHANGED THEIR ADDRESS TO 522 FIFTH AVENUE, 13TH FLOOR, NEW YORK, NY 10036, AND THE NEW PHONE NUMBER IS (212) 296-1999.

   Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 522 Fifth Avenue, 13th Floor, New York, NY 10036, or your Morgan Stanley Financial Advisor.

   I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

   Sincerely,


/s/ Walter J. Davis


Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation,
General Partner of
Morgan Stanley Spectrum Currency L.P.
Morgan Stanley Spectrum Global Balanced L.P.
Morgan Stanley Spectrum Select L.P.
Morgan Stanley Spectrum Strategic L.P.
Morgan Stanley Spectrum Technical L.P.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM CURRENCY L.P.
--------------------------------------------------------------------------------

   [THE FOLLOWING DATA POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                     MONTH ENDED MAY 31, 2007       YTD ENDED MAY 31, 2007
                     ------------------------       ----------------------

Australian dollar             -0.27                          0.29
British pound                 -1.02                         -2.17
Euro                           -1.8                          1.39
Japanese yen                   2.93                          3.35
Swiss franc                    0.16                         -0.07
Minor Currencies              -0.28                         -3.69

    Note: Reflects trading results only and does not include fees or interest income.

          Minor currencies may include, but are not limited to, the South African rand, Thai baht, Singapore dollar, Mexican peso, New Zealand dollar, Polish zloty, Brazilian real, Norwegian krone, Swedish krona, and Czech koruna.

During the month, the Fund incurred losses from long positions in the euro, British pound, South African rand, Polish zloty, Norwegian krone, Swedish krona, New Zealand dollar, and Australian dollar versus the U.S. dollar. These losses were partially offset by gains from short positions in the Japanese yen and Swiss franc versus the U.S. dollar, as well as long positions in the Brazilian real and Mexican peso versus the U.S. dollar.

Losses were incurred from long positions in the euro, British pound, South African rand, Polish zloty, Norwegian krone, Swedish krona, New Zealand dollar, and Australian dollar versus the U.S. dollar as the value of the U.S. dollar reversed higher against these currencies after stronger than expected U.S.
economic data regarding services industries and worker productivity eased concerns of a slowdown in the economy of the United States, thereby reducing the likelihood that the U.S. Federal Reserve would cut interest rates in the near-term. Furthermore, the value of the U.S. dollar was pressured higher after the Federal Reserve Bank of Richmond President Jeffrey Lacker stated there are still inflationary concerns present in the U.S. economy. Additionally, the value of the euro moved lower after the European Central Bank kept interest rates unchanged, while the value of the British pound weakened amid political uncertainty in the United Kingdom after British Prime Minister Tony Blair announced he would step down in June.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM CURRENCY L.P.
--------------------------------------------------------------------------------
(continued)

Gains were experienced from short positions in the Japanese yen versus the U.S. dollar as the value of the Japanese yen continued to weaken after minutes from the Bank of Japan meeting in early April showed that members were content to keep interest rates unchanged. Meanwhile, long positions in the Brazilian real versus the U.S. dollar resulted in additional gains as the value of the Brazilian real increased after rising inflation data led investors to believe that the Brazilian Central Bank will continue raising interest rates. Elsewhere in the currency markets, gains were recorded from long positions in the Mexican peso versus the U.S. dollar as the value of the Mexican peso rose to a seven-month high on optimism that demand for Mexican exports will remain strong. Finally, short positions in the Swiss franc versus the U.S. dollar resulted in smaller gains as the value of the U.S. dollar strengthened against the Swiss franc due to the aforementioned strong U.S. economic data.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM GLOBAL BALANCED L.P.
--------------------------------------------------------------------------------

   [THE FOLLOWING DATA POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                     MONTH ENDED MAY 31, 2007       YTD ENDED MAY 31, 2007
                     ------------------------       ----------------------

Currencies                     -0.58                        -0.58
Interest Rates                  2.16                         0.05
Stock Indices                   2.09                         1.35
Energies                       -0.03                         0.61
Metals                         -0.06                         1.02
Agriculturals                  -0.74                        -1.01

    Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund experienced gains in the global interest rate and global stock index futures sectors. These gains were partially offset by losses recorded in the agricultural, currency, and metals sectors. Trading results in the energy markets were essentially flat and had no material effect on overall Fund performance.

Within the global interest rate sector, short positions in European and U.S. Interest rate futures recorded gains as european bond prices fell after a report showed real Gross Domestic Product in the Euro-Zone increased more than expected in the first quarter of 2007, while U.S. Fixed-income prices moved lower after the Philadelphia Federal Reserve's index of regional manufacturing increased more than expected in April. In addition, European fixed-income futures prices moved lower after reports showed German investor confidence rose during May and Italian retail sales were stronger than expected during April. Finally, European fixed-income prices dropped sharply towards the end of the month after news that Germany's unemployment rate held at a six-year low, while French unemployment dropped to the lowest level in 24 years. Within U.S. fixed-income markets, prices continued to fall after the Federal Reserve Bank of Richmond President Jeffrey Lacker stated there are still inflationary concerns present in the U.S. Economy.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM GLOBAL BALANCED L.P.
--------------------------------------------------------------------------------
(continued)

In the global stock index sector, long positions in European and U.S. stock index futures resulted in gains as prices continued to trend higher due to the aforementioned strong economic data in the Euro-Zone and United States that resulted in weaker global interest rate prices, as well as consistently strong corporate earnings amid increased global merger and acquisition activity. Further gains in the global equity index sector were recorded from long positions in Australian stock index futures as prices moved higher, led by strong performing mining companies.

Within the agricultural markets, losses were experienced from both short and long futures positions in feeder cattle and lean hogs as prices moved without consistent direction throughout the month. Elsewhere in the agricultural complex, short positions in soybean meal and corn futures resulted in additional losses as prices moved higher amid lower production and increased demand for alternative fuel sources.

Within the currency sector, long positions in the euro versus the U.S. dollar and Norwegian krone incurred losses as the value of the euro weakened against these currencies after the European Central Bank kept interest rates unchanged. Additionally, losses were experienced from outright short positions in the U.S. Dollar Index as the value of the U.S. dollar reversed higher after stronger than expected U.S. economic data regarding services industries and worker productivity eased concerns of a slowdown in the economy of the United States, thereby reducing the likelihood that the U.S. Federal Reserve would cut interest rates in the near-term. Finally, long positions in the Australian dollar versus the New Zealand dollar resulted in losses as the value of the Australian dollar weakened after the Reserve Bank of Australia kept the overnight interest rate unchanged at 6.25%.

Within the metals markets, long positions in copper recorded losses as prices moved lower after the Chinese government announced that it will raise export taxes for base metals, as well as speculation that rising production and inventories may create a global surplus.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM SELECT L.P.
--------------------------------------------------------------------------------

   [THE FOLLOWING DATA POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                     MONTH ENDED MAY 31, 2007       YTD ENDED MAY 31, 2007
                     ------------------------       ----------------------

Currencies                      0.54                         3.01
Interest Rates                  4.21                         2.64
Stock Indices                   3.16                         1.86
Energies                       -0.39                        -0.17
Metals                          -1.1                           -2
Agriculturals                   0.15                        -0.79

    Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund experienced gains within the global interest rate, global stock index, currency, and agricultural sectors. These gains were partially offset by losses recorded in the metals and energy markets.

Within the global interest rate sector, short positions in European and U.S. interest rate futures recorded gains as European bond prices fell after a report showed real Gross Domestic Product in the Euro-Zone increased more than expected in the first quarter of 2007, while U.S. fixed-income prices moved lower after the Philadelphia Federal Reserve's index of regional manufacturing increased more than expected in April. In addition, European fixed-income futures prices moved lower after reports showed German investor confidence rose during May and Italian retail sales were stronger than expected during April. Finally, European fixed-income prices dropped sharply towards the end of the month after news that Germany's unemployment rate held at a six-year low, while French unemployment dropped to the lowest level in 24 years. Within U.S. fixed-income markets, prices continued to fall after the Federal Reserve Bank of Richmond President Jeffrey Lacker stated there are still inflationary concerns present in the U.S. economy. Smaller gains were recorded from short positions in Canadian interest rate futures as prices declined amid consistently strong economic data out of Canada.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM SELECT L.P.
--------------------------------------------------------------------------------
(continued)

Within the global stock index sector, long positions in European and U.S. stock index futures resulted in gains as prices continued to trend higher due to the aforementioned strong economic data in the Euro-Zone and United States that resulted in weaker global interest rate prices, as well as consistently strong corporate earnings amid increased global merger and acquisition activity. Further gains in the global equity index sector were recorded from long positions in Pacific Rim stock index futures as prices moved higher on optimism that strong economic growth in the Euro-Zone and the U.S. would result in higher exports from Asia.

Within the currency sector, gains were experienced from short positions in the Japanese yen versus the U.S. dollar as the value of the Japanese yen continued to weaken after minutes from the Bank of Japan meeting in early April showed that members were content to keep interest rates unchanged. Meanwhile, long positions in the Canadian dollar versus the U.S. dollar resulted in additional gains as the value of the Canadian dollar moved higher against the U.S. dollar after a report showed that Canadian retail sales and manufacturing increased more than expected in March, leading investors to believe that the Bank of Canada may increase interest rates in the near-term. Finally, long positions in the Brazilian real versus the U.S. dollar resulted in gains as the value of the Brazilian real increased after rising inflation data led investors to believe that the Brazilian Central Bank will continue raising interest rates.

Within the agricultural markets, long futures positions in soybean oil and soybeans resulted in gains as prices increased amid lower production and after a representative from the European Union announced plans to increase alternative fuel sources in order to reduce the Euro-Zone's dependence on crude oil.

Within the metals markets, long positions in copper, aluminum, zinc, and nickel futures recorded losses as prices moved lower after the Chinese government announced that it will raise export taxes for base metals, as well as speculation that rising production and inventories may create a global surplus. Elsewhere in the metals markets, long positions in gold futures experienced losses as prices declined due to temporary strength in the value of the U.S. dollar.

Within the energy markets, losses were recorded from both short and long futures positions in natural gas and crude oil and its related products as prices moved without consistent direction throughout the month amid conflicting news regarding supply and demand.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM STRATEGIC L.P.
--------------------------------------------------------------------------------

   [THE FOLLOWING DATA POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                     MONTH ENDED MAY 31, 2007       YTD ENDED MAY 31, 2007
                     ------------------------       ----------------------

Currencies                     0.47                          0.21
Interest Rates                  0.5                          1.15
Stock Indices                  1.98                          3.23
Energies                       0.28                          0.66
Metals                        -0.98                         -0.03
Agriculturals                  2.04                          0.06

    Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund experienced gains in the agricultural, global stock index, global interest rate, currency, and energy sectors. These gains were partially offset by losses recorded in the metals markets.

Within the agricultural markets, gains were experienced from long positions in cocoa, coffee, and cotton futures as prices moved higher throughout the month. Cocoa prices rose after dry weather conditions in West Africa increased fears that future supplies may be limited, while coffee prices rose as cold weather forecasts increased concerns that crops in Brazil may be negatively impacted. Finally, cotton prices increased on news of increased U.S. exports to Asia.

Within the global stock index sector, long positions in European and U.S. stock index futures resulted in gains as prices continued to trend higher after a report showed real Gross Domestic Product in the Euro-Zone increased more than expected in the first quarter of 2007 and the Philadelphia Federal Reserve's index of regional manufacturing increased more than expected in April. Additionally, prices were pressured higher amid consistently strong corporate earnings and increased global merger and acquisition activity. Further gains in the global equity index sector were recorded from long positions in Pacific Rim stock index futures as prices moved higher on optimism that strong economic growth in the Euro-Zone and United States would lead to higher export demand.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM STRATEGIC L.P.
--------------------------------------------------------------------------------
(CONTINUED)

Within the global interest rate sector, short positions in European interest rate futures recorded gains as European bond prices fell due to the aforementioned strong economic data in the Euro-Zone that resulted in stronger equity markets. In addition, European fixed-income futures prices moved lower after reports showed German investor confidence rose during May and Italian retail sales were stronger than expected during April. Finally, European fixed-income prices dropped sharply towards the end of the month after news that Germany's unemployment rate held at a six-year low, while French unemployment dropped to the lowest level in 24 years.

Within the currency sector, gains were experienced from short positions in the Japanese yen versus the U.S. dollar and euro as the value of the Japanese yen continued to weaken against these currencies after minutes from the Bank of Japan meeting in early April showed that members were content to keep interest rates unchanged. Elsewhere in the currency markets, short positions in the Swiss franc and Singapore dollar versus the U.S. dollar resulted in gains as the value of the U.S. dollar reversed higher after stronger than expected U.S. economic data regarding services industries and worker productivity eased concerns of a slowdown in the economy of the United States, thereby reducing the likelihood that the U.S. Federal Reserve would cut interest rates in the near-term. Furthermore, the value of the U.S. dollar was pressured higher after the Federal Reserve Bank of Richmond President Jeffrey Lacker stated there are still inflationary concerns present in the U.S. economy.

Within the energy markets, short positions in crude oil futures recorded gains during the beginning of the month as prices declined after a government report showed that U.S. refineries had increased production before the peak summer driving season.

Within the metals markets, long positions in aluminum, copper, and zinc futures recorded losses as prices moved lower after the Chinese government announced that it will raise export taxes for base metals, as well as speculation that rising production and inventories may create a global surplus. Elsewhere in the metals markets, long positions in gold futures experienced losses as prices declined due to temporary strength in the value of the U.S. dollar.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM TECHNICAL L.P.
--------------------------------------------------------------------------------

   [THE FOLLOWING DATA POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                     MONTH ENDED MAY 31, 2007       YTD ENDED MAY 31, 2007
                     ------------------------       ----------------------

Currencies                     -0.55                         3.91
Interest Rates                   4.6                         3.08
Stock Indices                   4.21                         5.86
Energies                        0.13                        -0.52
Metals                         -1.14                        -0.15
Agriculturals                   0.87                        -1.02

    Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund experienced gains in the global interest rate, global stock index, agricultural, and energy sectors. These gains were partially offset by losses recorded in the metals and currency sectors.

Within the global interest rate sector, short positions in European and U.S. interest rate futures recorded gains as European bond prices fell after a report showed real Gross Domestic Product in the Euro-Zone increased more than expected in the first quarter of 2007, while U.S. fixed-income prices moved lower after the Philadelphia Federal Reserve's index of regional manufacturing increased more than expected in April. In addition, European fixed-income futures prices moved lower after reports showed German investor confidence rose during May and Italian retail sales were stronger than expected during April. Finally, European fixed-income prices dropped sharply towards the end of the month after news that Germany's unemployment rate held at a six-year low, while French unemployment dropped to the lowest level in 24 years. Within U.S. fixed-income markets, prices continued to fall after the Federal Reserve Bank of Richmond President Jeffrey Lacker stated there are still inflationary concerns present in the U.S. economy. Smaller gains were recorded from short positions in Australian and Canadian interest rate futures as prices declined amid consistently strong economic data out of Australia and Canada.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM TECHNICAL L.P.
--------------------------------------------------------------------------------
(continued)

Within the global stock index sector, long positions in European and U.S. stock index futures resulted in gains as prices continued to trend higher due to the aforementioned strong economic data in the Euro-Zone and United States that resulted in weaker global interest rate prices, as well as consistently strong corporate earnings amid increased global merger and acquisition activity. Further gains in the global equity index sector were recorded from long positions in Pacific Rim stock index futures as prices moved higher on optimism that strong economic growth in the Euro-Zone and United States would result in higher demand for exports from Asia.

Within the agricultural markets, long positions in soybeans, soybean meal, and soybean oil futures resulted in gains as prices increased amid lower production and after a representative from the European Union announced plans to increase alternative fuel sources in order to reduce the Euro-Zone's dependence on crude oil.

Within the energy markets, short positions in crude oil futures recorded gains during the beginning of the month as prices declined after a government report showed that U.S. refineries had increased production before the peak summer driving season.

Within the metals markets, long positions in copper, aluminum, zinc, and nickel futures recorded losses as prices moved lower after the Chinese government announced that it will raise export taxes for base metals, as well as speculation that rising production and inventories may create a global surplus. Elsewhere in the metals markets, long positions in gold futures experienced losses as prices declined due to temporary strength in the value of the U.S. dollar.

Within the currency sector, short positions in the Canadian dollar versus the U.S. dollar, euro, and Australian dollar incurred losses as the value of the Canadian dollar moved higher against these currencies after a report showed that Canadian retail sales and manufacturing increased more than expected in March, leading investors to believe that the Bank of Canada may increase interest rates in the near-term. Additional losses were recorded from long positions in the euro and British pound versus the U.S. dollar as the value of the euro moved lower after the European Central Bank kept interest rates unchanged, while the value of the British pound weakened amid political uncertainty in the United Kingdom after British Prime Minister Tony Blair announced he would step down in June.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED MAY 31, 2007 (UNAUDITED)

                                      MORGAN STANLEY                    MORGAN STANLEY
                                    SPECTRUM CURRENCY              SPECTRUM GLOBAL BALANCED
                              ------------------------------     ------------------------------
                                             PERCENTAGE OF                      PERCENTAGE OF
                                              MAY 1, 2007                        MAY 1, 2007
                                               BEGINNING                          BEGINNING
                                 AMOUNT        NET ASSET            AMOUNT        NET ASSET
                              ------------  ---------------      ------------  ---------------
                                    $              %                   $             %

INVESTMENT INCOME
   Interest income (Note 2)        449,678          .30               157,053           .41
                              ------------      -------          ------------       -------
EXPENSES
   Brokerage fees (Note 2)         575,756          .38               145,246           .38
   Management fees (Note 3)        250,330          .17                39,468           .11
                              ------------      -------          ------------       -------
     Total Expenses                826,086          .55               184,714           .49
                              ------------      -------          ------------       -------
NET INVESTMENT LOSS               (376,408)        (.25)              (27,661)         (.08)
                              ------------      -------          ------------       -------
TRADING RESULTS
Trading profit (loss):
   Realized                             --           --               994,915          2.63
   Net change in unrealized       (414,764)        (.28)              108,695           .29
                              ------------      -------          ------------       -------
     Total Trading Results        (414,764)        (.28)            1,103,610          2.92
                              ------------      -------          ------------       -------

NET INCOME (LOSS)                 (791,172)        (.53)            1,075,949          2.84
                              ============      =======          ============       =======


 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED MAY 31, 2007 (UNAUDITED)

                                         MORGAN STANLEY                               MORGAN STANLEY
                                       SPECTRUM CURRENCY                         SPECTRUM GLOBAL BALANCED
                          ----------------------------------------       ----------------------------------------
                                                             PER                                             PER
                              UNITS           AMOUNT         UNIT             UNITS           AMOUNT         UNIT
                          --------------    -----------      -----        --------------    -----------      -----
                                                 $             $                                 $             $
Net Asset Value,
  May 1, 2007             13,460,904.953    150,197,330      11.16        2,464,368.641     37,890,138      15.38
Net Income (Loss)                     --       (791,172)      (.06)              --          1,075,949        .43
Redemptions                 (329,411.937)    (3,656,473)     11.10          (44,359.682)      (701,327)     15.81
Subscriptions                 42,637.077        473,272      11.10           17,565.598        277,712      15.81
                          --------------    -----------                  --------------    -----------
Net Asset Value,

  May 31, 2007            13,174,130.093    146,222,957      11.10        2,437,574.557     38,542,472      15.81
                          ==============    ===========                  ==============    ===========


The accompanying notes are an integral part of these financial statements.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED MAY 31, 2007 (UNAUDITED)

                                     MORGAN STANLEY                     MORGAN STANLEY                      MORGAN STANLEY
                                     SPECTRUM SELECT                  SPECTRUM STRATEGIC                  SPECTRUM TECHNICAL
                              -----------------------------      -----------------------------       -----------------------------
                                             PERCENTAGE OF                      PERCENTAGE OF                       PERCENTAGE OF
                                              MAY 1, 2007                        MAY 1, 2007                         MAY 1, 2007
                                               BEGINNING                          BEGINNING                           BEGINNING
                                 AMOUNT     NET ASSET VALUE         AMOUNT     NET ASSET VALUE          AMOUNT     NET ASSET VALUE
                              ------------  ---------------      ------------  ---------------       ------------  ---------------
                                    $               %
INVESTMENT INCOME
   Interest income (Note 2)      1,675,806          .33               673,236           .32             2,439,650          .33
                              ------------        -----          ------------         -----          ------------        -----

EXPENSES
   Brokerage fees (Note 2)       2,577,380          .50             1,060,760           .50             3,642,273          .50
   Management fees (Note 3)      1,134,454          .22               495,327           .24             1,608,671          .22
   Incentive fee (Note 3)               --           --                    --            --             1,889,122          .26
                              ------------        -----          ------------         -----          ------------        -----
     Total Expenses              3,711,834          .72             1,556,087           .74             7,140,066          .98
                              ------------        -----          ------------         -----          ------------        -----
NET INVESTMENT LOSS             (2,036,028)        (.39)             (882,851)         (.42)           (4,700,416)        (.65)
                              ------------        -----          ------------         -----          ------------        -----

TRADING RESULTS

Trading profit (loss):
   Realized                     13,986,837         2.71             2,595,498          1.22            33,444,739         4.59
   Net change in unrealized     21,087,002         4.09             6,402,064          3.02            25,842,597         3.55
                              ------------        -----          ------------         -----          ------------        -----
     Total Trading Results      35,073,839         6.80             8,997,562          4.24            59,287,336         8.14
                              ------------        -----          ------------         -----          ------------        -----

NET INCOME                      33,037,811         6.41             8,114,711          3.82            54,586,920         7.49
                              ============        =====          ============         =====          ============        =====


 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED MAY 31, 2007 (UNAUDITED)

                              MORGAN STANLEY                       MORGAN STANLEY                        MORGAN STANLEY
                              SPECTRUM SELECT                    SPECTRUM STRATEGIC                    SPECTRUM TECHNICAL
                    ----------------------------------    ----------------------------------   ----------------------------------
                                                 PER                                   PER                                  PER
                        UNITS         AMOUNT     UNIT         UNITS         AMOUNT     UNIT        UNITS         AMOUNT     UNIT
                    --------------  -----------  -----    --------------  -----------  -----   --------------  -----------  -----
                                         $         $                           $         $                          $         $
Net Asset Value,
  May 1, 2007       18,385,131.200  515,476,032  28.04    12,409,112.237  212,152,046  17.10   31,739,404.202  728,454,669  22.95
Net Income                      --   33,037,811   1.79                --    8,114,711    .65               --   54,586,920   1.72
Redemptions           (321,628.759)  (9,594,186) 29.83      (231,681.660)  (4,112,350) 17.75     (530,228.042) (13,080,726) 24.67
Subscriptions          144,207.017    4,301,696  29.83       134,224.200    2,382,480  17.75      237,383.594    5,856,253  24.67
                    --------------  -----------           -------------   -----------          --------------  -----------
Net Asset Value,
  May 31, 2007      18,207,709.458  543,221,353  29.83    12,311,654.777  218,536,887  17.75   31,446,559.754  775,817,116  24.67
                    ==============  ===========           ==============  ===========          ==============  ===========


The accompanying notes are an integral part of these financial statements.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION. Morgan Stanley Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Spectrum Strategic L.P. ("Spectrum Strategic"), and Morgan Stanley Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").

   The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The commodity brokers for Spectrum Global Balanced, Spectrum Select, Spectrum Strategic, and Spectrum Technical are Morgan Stanley & Co. Incorporated ("MS&Co.") and Morgan Stanley & Co. International plc ("MSIL"). Spectrum Currency's commodity broker is MS&Co. MS&Co. acts as the counterparty on all trading of foreign currency forward contracts. For Spectrum Strategic and Spectrum Technical, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all tading of options on foreign currency forward contracts. Demeter, MS&Co., MSIL, and MSCG are wholly-owned subsidiaries of Morgan Stanley.

   Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based upon their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (continued)

REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, MS&Co. pays each Partnership interest income at a rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate during such month on 80% of the funds on deposit with the commodity brokers at each month-end in the case of Spectrum Currency, Spectrum Select, Spectrum Strategic, and Spectrum Technical, and on 100% in the case of Spectrum Global Balanced. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on Futures Interests.

   The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. The brokerage fees for Spectrum Currency and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

   Brokerage  fees  for  Spectrum  Select,  Spectrum  Strategic,   and  Spectrum
Technical are accrued at a flat monthly rate of 1/12 of 6.00% (a 6.00% annual rate) of Net Assets as of the first day of each month.

   Such brokerage fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and continuing offering expenses.

OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by MS&Co. through the brokerage fees paid by the Partnerships.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (continued)

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. MS&Co. pays all such costs.

REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, in a minimum amount of 50 Units required for each redemption, unless a limited partner is redeeming his entire interest in a Partnership.

   Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to MS&Co.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (continued)

DISSOLUTION OF THE PARTNERSHIPS. Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic, and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025, regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS

The Partnerships pay brokerage fees to MS&Co. as described in Note 1. Spectrum Global Balanced, Spectrum Select, Spectrum Strategic, and Spectrum Technical's cash is on deposit with MS&Co. and MSIL, and Spectrum Currency's cash is on deposit with MS&Co., in futures interests trading accounts to meet margin requirements as needed. MS&Co. pays interest on these funds as described in
Note 1.

--------------------------------------------------------------------------------
3. TRADING ADVISORS

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Spectrum Currency L.P.
  John W. Henry & Company, Inc.
  Sunrise Capital Partners, LLC

Morgan Stanley Spectrum Global Balanced L.P.
  SSARIS Advisors, LLC

Morgan Stanley Spectrum Select L.P.
  EMC Capital Management, Inc. ("EMC")
  Northfield Trading L.P. ("Northfield")
  Rabar Market Research, Inc. ("Rabar")
  Sunrise Capital Management, Inc. ("Sunrise")
  Graham Capital Management, L.P. ("Graham")

Morgan Stanley Spectrum Strategic L.P.
  Blenheim Capital Management, L.L.C. ("Blenheim")
  Eclipse Capital Management, Inc. ("Eclipse")
  FX Concepts (Trading Advisor), Inc. ("FX Concepts")

Morgan Stanley Spectrum Technical L.P.
  Campbell & Company, Inc. ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")
  Winton Capital Management Limited ("Winton")

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (continued)

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. The management fee for Spectrum Currency is accrued at a rate of 1/12 of 2% per month of Net Assets allocated to each trading advisor on the first day of each month (a 2% annual rate).

   The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% per month of Net Assets allocated to its sole trading advisor on the first day of each month (a 1.25% annual rate).

   The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of Net Assets allocated to Northfield and Sunrise on the first day of each month (a 3% annual rate), 5/24 of 1% per month of Net Assets allocated to EMC and Rabar on the first day of each month (a 2.5% annual rate), and 1/12 of 2% per month of Net Assets allocated to Graham on the first day of each month (a 2% annual rate).

   The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 3% per month of Net Assets allocated to Blenheim and Eclipse on the first day of each month (a 3% annual rate) and 1/12 of 2% per month of Net Assets allocated to FX Concepts on the first day of each month (a 2% annual rate).

   The management fee for Spectrum Technical is accrued at a rate of 1/12 of 2% per month of Net Assets allocated to JWH and Winton on the first day of each month (a 2% annual rate) and 1/12 of 3% per month of Net Assets allocated to Campbell and Chesapeake on the first day of each month (a 3% annual rate).

INCENTIVE FEE. Spectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

   Spectrum Global Balanced pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to its sole trading advisor's allocated Net Assets as of the end of each calendar month.

   Spectrum Select pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to Northfield and Sunrise as of the end of each calendar month, 17.5% of the trading profits experienced with respect to the Net Assets allocated to EMC and Rabar as of the end of each calendar month, and 20% of the trading profits experienced with respect to the Net Assets allocated to Graham as of the end of each calendar month.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (concluded)

   Spectrum Strategic pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to each of Blenheim and Eclipse as of the end of each calendar month and 20% of the trading profits experienced with respect to the Net Assets allocated to FX Concepts as of the end of each calendar month.

   Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to each of Campbell, JWH, and Winton as of the end of each calendar month and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

   Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted.

   For all Partnerships with trading losses, no incentive fee is paid in subsequent months until all such losses are recovered. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.




MANAGED FUTURES INVESTMENTS ARE SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK, USE SIGNIFICANT LEVERAGE, ARE GENERALLY ILLIQUID, HAVE SUBSTANTIAL CHARGES, ARE SUBJECT TO CONFLICTS OF INTEREST, AND ARE SUITABLE ONLY FOR THE RISK CAPITAL PORTION OF AN INVESTOR'S PORTFOLIO. BEFORE INVESTING IN ANY MANAGED FUTURES INVESTMENT, QUALIFIED INVESTORS SHOULD READ THE PROSPECTUS OR OFFERING DOCUMENTS CAREFULLY FOR ADDITIONAL INFORMATION WITH RESPECT TO CHARGES, EXPENSES, AND RISKS. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

THIS REPORT IS BASED ON INFORMATION FROM MULTIPLE SOURCES AND MORGAN STANLEY MAKES NO REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF INFORMATION FROM SOURCES OUTSIDE OF MORGAN STANLEY.

                         Demeter Management Corporation
                         522 Fifth Avenue, 13th Floor
                         New York, NY 10036


[MORGAN STANLEY LOGO]

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